Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 12 DATED MAY 23, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Assets Acquired

Single-Family Home Renovation Controlled Subsidiaries

Renovation Control Subsidiaries Asset Summaries

The following table summarizes the single family home renovation controlled subsidiaries ("Renovation Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Renovation Controlled Subsidiary:

•	Pursuant to the agreements governing each Renovation Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Renovation Controlled Subsidiary; and
•	The investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Anticipated Business Plan
749	20011	4 / 2	1,288	03/16/2018	$548,000	(1)
M20	20018	3 / 1	1,760	03/26/2018	$529,000	(1)
850	20011	3 / 1	1,080	05/11/2018	$448,000	(1)
G12	20009	6 / 2	3,316	05/16/2018	$855,000	(2)
V30	20011	3 / 1.5	1,508	05/17/2018	$624,000	(1)

(1) We plan to renovate the property in order to make it competitive with fully renovated homes in the immediate submarket. Following the complete renovation, we anticipate marketing and selling the property.

(2) We plan to renovate and convert the property in order to make it two condominium units competitive with similar units in the immediate submarket. Following the complete renovation, we anticipate marketing and selling the property.

Renovation Control Subsidiaries Performance Projections

Asset Name	Projected Internal Rate of Return (“IRR”)	Total Projected Renovation Costs	Projected Exit Price	Estimated Renovation / Hold Period
749	6.2% - 12.6%	$150,000 - $142,500	$783,500 - $822,700	12 - 18 months
M20	7.1% - 14.0%	$213,750 - $225,000	$840,000 - $882,000	12 - 18 months
850	14.9% - 20.0%	$166,250 - $175,000	$740,000 - $777,000	9 - 12 months
G12	12.2% - 19.7%	$513,000 - $540,000	$1,650,000 - $1,732,000	12 - 15 months
V30	12.3% - 19.8%	$166,250 - $175,000	$930,000 - $976,500	9 - 12 months

Property purchase prices and acquisition costs are empirically derived based on actual amounts from the total costs to date for each property listed above as of May 17, 2018. Projection ranges are based on the range of inputs provided above, and assume a 9 to 18 month hold period with no leverage at the property level. Assumptions are based construction bids or budgets of comparable home renovations in the surrounding area within the past 12 months. Exit price projections are based on comparable houses recently sold of similar size and finish level in the surrounding area. Projected annual returns are have been reduced by the anticipated profit sharing with third-party, unaffiliated development partners, at a rate of 25% of the profits over a 10% preferred return. The projected annual return range is primarily driven by the ranges provided varying the acquisition costs, total projected development costs, and projected exit price.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Washington DC, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.